Exhibit 99.2



MER TELEMANAGEMENT SOLUTIONS LTD.

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoint(s) Eytan Bar and Alon Mualem, or either of them, attorneys or attorney of the undersigned, for and in the name(s) of the undersigned, with power of substitution and revocation in each to vote any and all ordinary shares, par value NIS 0.01 per share, of MER Telemanagement Solutions Ltd. (the “Company”), which the undersigned would be entitled to vote as fully as the undersigned could if personally present at the Annual General Meeting of Shareholders of the Company to be held on August 25, 2011 at 10:30 a.m. (Israel time) at the principal offices of the Company, 14 Hatidhar Street, Ra’anana 43665, Israel and at any adjournment or adjournments thereof, and hereby revoking any prior proxies to vote said shares, upon the following items of business more fully described in the notice of and proxy statement for such Annual General Meeting (receipt of which is hereby acknowledged):

THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED AS SPECIFIED ON THE REVERSE.  IF NO DIRECTION IS GIVEN, THIS PROXY WILL BE VOTED FOR (i) THE ELECTION OF THE NOMINEES FOR DIRECTOR IN PROPOSAL 2; (ii) THE ELECTION OF THE NOMINEE FOR OUTSIDE DIRECTOR IN PROPOSAL 3 AND (iii) PROPOSALS 1 AND 4 THROUGH 11.

VOTES CAST FOR PROPOSALS 5, 8, 9 AND 10 WILL NOT BE COUNTED UNLESS “YES” OR “NO” HAS BEEN SPECIFIED AS TO WHETHER THE SHAREHOLDER HAS A PERSONAL INTEREST (AS DEFINED IN THE PROXY STATEMENT) WITH RESPECT TO THE PROPOSAL.

(Continued and to be signed on the reverse side)

14475

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

MER TELEMANAGEMENT SOLUTIONS LTD.

August 25, 2011

Please sign, date and mail
your proxy card in the
envelope provided as soon
as possible.

i	Please detach along perforated line and mail in the envelope provided.	i

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE ELECTION OF DIRECTORS IN PROPOSAL 2;
THE ELECTION OF THE OUTSIDE DIRECTOR IN PROPOSAL 3 AND PROPOSALS 1 AND 4 THROUGH 11.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.  PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

1.	To ratify and approve the reappointment of Kost Forer Gabbay & Kasierer, registered public accountants, a member of Ernst & Young Global, as the Company’s independent registered public accountants for the year ending December 31, 2011, and to authorize its Board of Directors to delegate to the Audit Committee the authority to fix such independent registered public accountants’ compensation in accordance with the volume and nature of their services.	FOR ☐	AGAINST ☐	ABSTAIN ☐	3.	To reelect Ms. Varda Trivaks as an outside director (as such term is defined in the Israeli Companies Law) for a second three-year term.	FOR ☐	AGAINST ☐	ABSTAIN ☐
					4.	Subject to the approval of Item 3, to approve the compensation to be paid to both of the Company’s outside directors (as such term is defined in the Israeli Companies Law).	☐	☐	☐

Pursuant to Israeli law, in order to ensure specific majority requirements we are required to ask you if you have a personal interest (as described in the proxy statement) with respect to Item 5.

2.	To elect six directors for terms expiring at the Company’s 2012 Annual General Meeting of Shareholders.				5.	To ratify and approve the compensation of the Chairman of our Board of Directors.	☐ YES	☐ NO	☐
					Do you have a personal interest with respect to Item 5?		☐	☐
	CHAIM MER	☐	☐	☐			FOR	AGAINST	ABSTAIN
	ISAAC BEN-BASSAT	☐	☐	☐	6.	To approve the compensation of Mr. Yaacov Goldman, an independent director and our audit committee financial expert (subject to his reelection as a director).	☐	☐	☐
	ROGER CHALLEN	☐	☐	☐
	STEVEN J. GLUSBAND	☐	☐	☐
	YAACOV GOLDMAN	☐	☐	☐	7.	To ratify and approve the consultancy fee to be paid to Mr. Roger Challen, a director.	☐	☐	☐
	LIOR SALANSKY	☐	☐	☐

Pursuant to Israeli law, in order to ensure specific majority requirements we are required to ask you if you have a personal interest (as described in the proxy statement) with respect to Items 8, 9, and 10.

					8.	To approve amendments to the Company’s Articles of Association with respect to provisions relating to insurance and indemnification of directors and officers.	☐	☐	☐
							YES	NO
					Do you have a personal interest with respect to Item 8 in the approval of the proposal for the benefit of Mr. Chaim Mer, the Chairman of the Board of Directors, who may be deemed a controlling shareholder (within the meaning of the Israeli Companies Law)?		☐	☐
							FOR	AGAINST	ABSTAIN
9.
Subject to the approval of Item 8, to approve an amended form of indemnification letter for directors and officers, including directors and officers who are controlling shareholders (within the meaning of the Israeli Companies Law).
							☐	☐	☐
							YES	NO
					Do you have a personal interest with respect to Item 9 in the approval of the proposal for the benefit of Mr. Chaim Mer, the Chairman of the Board of Directors, who may be deemed a controlling shareholder (within the meaning of the Israeli Companies Law)?		☐	☐
							FOR	AGAINST	ABSTAIN
					10.	To approve terms of procurement of directors’ and officers’ liability insurance policy.	☐	☐	☐
							YES	NO
To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.				☐	Do you have a personal interest with respect to Item 10 in the approval of the proposal for the benefit of Mr. Chaim Mer, the Chairman of the Board of Directors, who may be deemed a controlling shareholder (within the meaning of the Israeli Companies Law)?		☐	☐
							FOR	AGAINST	ABSTAIN
					11.	To approve amendments to the 2006 Stock Option Plan.	☐	☐	☐

Signature of Shareholder	Date:	Signature of Shareholder	Date:

Note:
Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.